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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69577

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Acalyx Advisors Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4440 PGA Blvd, Suite 600
(No. and Street)

Palm Beach Gardens	FL	33410
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	(212)-668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd E, Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karl VanderWoude _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Acalyx Advisors Inc. _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CCO/CFO

_____
Notary Public

Lynn M Sluiter
Notary Public of Michigan
Ottawa County
Expires 10/17/2026
Acting in the County of Ottawa

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Acalyx Advisors, Inc.

Report on Audit of Statement of Financial Condition

As of and for the Year Ended December 31, 2024

Acalyx Advisors, Inc.
As of and for the Year Ended December 31, 2024

Contents



Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged with Governance of
Acalyx Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acalyx Advisors, Inc. (the Company) as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Baker Tilly US, LLP

New York, New York
February 26, 2025

Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$ 1,276,114
Due from customers	23,186
Accounts receivable, net allowance of $0	2,355,981
Prepaid expenses	88,091
Security deposits and other assets	23,469
Fixed assets, net of accumulated depreciation of $55,518	-
TOTAL ASSETS	$ 3,766,841

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 77,844
Deferred revenue	600,000
Deferred tax liabilities	60,220
TOTAL LIABILITIES	738,064

Stockholder's Equity

Common stock, 200 shares authorized, $.001 par value, 1 share issued and outstanding, stated at par	-
Additional paid-in capital	1,001,553
Retained earnings	2,027,224
TOTAL STOCKHOLDER'S EQUITY	3,028,777
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,766,841

See accompanying notes to financial statement

Notes to Financial Statement
As of And For The Year Ended December 31, 2024

1. Organization and Nature of Business

Acalyx Advisors, Inc. (The "Company"), incorporated under the laws of the state of Delaware on January 2, 2015, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective June 29, 2015. The Company does not clear trades nor carry customer accounts. The Company conducts investment banking activities, specifically private placements and advisory services, and does not take custody of securities. For the year ended December 31, 2024, the Company maintains its principal office in Palm Beach Gardens, FL.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Furniture and Equipment
The Company, under its capitalization policy, evaluates the materiality of furniture and equipment when purchased. All items deemed to be immaterial are expensed when purchased. For the year ended December 31, 2024 all capitalized furniture and equipment has been fully depreciated and there have been no new purchases of fixed assets.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under these provisions, the Company files a consolidated tax return with its parent entity, Acalyx Holdings, Inc., which is also taxed as an "S" corporation. Neither the Company nor the parent pays federal or state corporate income taxes on its taxable income. Instead, the individual stockholders are liable for income taxes on their respective share of the Company's taxable income. The Company is required to pay New York City general corporation tax and has elected the cash basis as the tax reporting basis. The Company reported a net tax benefit related to New York City general corporation tax in the amount of $151,030 for the year ended December 31, 2024. This amount includes the Company's estimated quarterly tax payments and a revaluation of its Deferred Tax Liability in the amount of $217,065.

Notes to Financial Statement
As of And For The Year Ended December 31, 2024

Income Taxes (Continued)

The Company has also recorded a deferred tax liability of $60,220, which may be owed in a subsequent period. The Company computes deferred income taxes based on the differences between the financial statement and the tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.

The Company recognizes the benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The evaluation of an uncertain tax position is based on factors that include, but are not limited to, changes in the tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, and changes in facts or circumstances related to a tax position. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could impact our tax provision in future periods. Interest and penalty charges, if any, related to the unrecognized tax benefits would be classified as a provision for income tax in the statement of income.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606. Fundraising fees are earned for achieving various fundraising objectives. Fundraising fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. Advisory fees are earned for providing general investor-related advice outside the fundraising/private placements process and are earned monthly, based upon when advisory services are performed. The Company also receives interest payments from customers, who elect to pay receivables over time. The Company offers extended payment terms to some customers with good credit quality. Under the terms of the contracts, customers may have up to 48 months to pay for fundraising fees. Four contracts have been determined to have financing components. Payments are made in accordance with set payment schedules, by which the Company earns interest at between 3% and 4%. This interest amounted to $305,335 for the year ended December 31, 2024.

The Company also receives reimbursements from clients for expenses incurred in connection with client engagements. The Company determines if they are operating as a principal versus an agent for these reimbursements. When the Company is determined to be a principal the expenses are recoded gross and when determined to be an agent the expenses are recorded net. The Company records reimbursable amounts when incurred as agreed to by the client. These amounts are recognized under Due from Customers in the accompanying Statement of Financial Condition.

Interest income is also made up of interest received from bank balances. Interest on bank balances are earned from funds held in a money market account and a sweep account. This interest amounted to $8,565 for the year ended December 31, 2024.

Deferred Revenue

The Company recognizes revenue based on the period in which it is earned. If a payment is received prior to earning the revenue, the receipt is considered a deferred revenue liability until it has been earned based on the details of the agreement.

Recent Accounting Pronouncements

The Company has assessed recent accounting pronouncements and determined that there are no pronouncements that would be expected to have a material impact on the financial statements, besides for any listed below.

Accounting Standards Update (ASU) 2023-07, issued by the Financial Accounting Standards Board (FASB), amends ASC 280 to enhance segment reporting disclosures was implemented for the year ending December 31, 204. The update requires public entities to disclose significant segment expenses and allows for the inclusion of multiple measures of a segment's profit or loss if such measures are regularly reviewed by the chief operating decision maker (CODM). The ASU is effective for fiscal years beginning after December 15, 2023, with interim period requirements effective for periods beginning after December 15, 2024. See Note 10 for additional details and assessment.

Notes to Financial Statement
As of And For The Year Ended December 31, 2024

3. Significant Customers

For the year ended December 31, 2024, 89.1% of gross revenues was derived from four customers, who made up 35.8%, 20.6%, 18.1% and 14.6% of gross revenue, respectively.

4. Profit Sharing Plan

The Company adopted a qualified Defined Contribution Retirement Plan in accordance with Section 401(k) of the Internal Revenue Code (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times and are contributed at the discretion of management.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Commitments

Office Leases

The Company leases its principal office space is in Palm Beach Gardens, FL. This lease renews annually on April 1. The Company also leases secondary office spaces in New York, Virginia, and Illinois. All leases are short term leases of one year at commencement with the right to renew.

The Company was also required to remit security deposits to the Virginia, Illinois, and New York landlords, totaling $12,891 at December 31, 2024. Depending upon certain contingencies in the lease contracts, these amounts will be returned to the Company at the end of each respective lease period.

7. Accounts Receivable

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. For the year ended December 31, 2024, there was no expected credit losses recorded. Historically there have not have been any credit losses and the Company has received timely payments on all recievables as they have become due.

Notes to Financial Statement
As of And For The Year Ended December 31, 2024

8. Income Taxes

The current and deferred portions of the income tax expense included in the statement of operations are approximately as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	-	-	-
New York City	66,035	(217,065)	(151,030)
	$ 66,035	$ (217,065)	$ (151,030)

The Company's income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's 2022, 2023 and 2024 tax returns remain open to review by the appropriate jurisdictions.

The Company's deferred tax liability as of December 31, 2024 was $60,220. It is calculated on an accrual basis from the following:

Accounts Receivable	2,379,168
Prepaid expenses	88,090
Accounts payable and accrued expenses	(37,001)
Deferred revenue	(600,000)
Audit Accrual	(38,000)
Net Receivables	**1,792,257**
Tax Rate	3.36%
Deferred Tax Liabilty	**$ 60,220**

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2024, the Company had net capital of $529,942 which was $484,752 in excess of its required net capital of $45,190. The Company's aggregate indebtedness to net capital ratio was 127.91%.

10. Reporting Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised private placements. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented on a basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the statement of financial condition as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.

11. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2025 and February 26, 2025, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.